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                           December 6, 2022

       Siping Xu
       Chief Executive Officer
       MDJM LTD
       Xikang Road, Heping District, Tianjin
       Suite C-1505, Saidun Center
       People's Republic of China

                                                        Re: MDJM LTD
                                                            Amendment No. 5 to
Registration Statement on Form F-3
                                                            Filed November 8,
2022
                                                            File No. 333-261347

       Dear Siping Xu:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 29, 2022 letter.

       Amended Registration Statement on Form F-3

       Selected Condensed Consolidating Financial Schedule, page 14

   1. Please revise your Selected Condensed Consolidating Financial Schedules to include a
                                                        Consolidating Statement
of Operations and Comprehensive Income (Loss) for the six
                                                        month period ended June
30, 2021.
 Siping Xu
MDJM LTD
December 6, 2022
Page 2

       You may contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any questions.



                                                       Sincerely,
FirstName LastNameSiping Xu
                                                       Division of Corporation
Finance
Comapany NameMDJM LTD
                                                       Office of Real Estate &
Construction
December 6, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName